_________________________________________________________________
_________________________________________________________________



               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                            FORM 11-K

          X     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
        _____       THE SECURITIES EXCHANGE ACT OF 1934

              For the fiscal year ended December 31, 1999

                               OR

               TRANSITION REPORT PURSUANT TO SECTION 15(d)
               OF THE SECURITIES EXCHANGE ACT OF 1934

              For the transition period from _____ to ______



                  Commission File Number 0-2648

       HON INDUSTRIES Inc. Profit-Sharing Retirement Plan

                       HON INDUSTRIES Inc.
                      414 East Third Street
                   Muscatine, Iowa 52761-0071












_________________________________________________________________
_________________________________________________________________

HON INDUSTRIES Inc.
Profit-Sharing Retirement Plan

Financial Statements and Schedules
As of December 31, 1999 and 1998
Together With Auditors' Report






Employer Identification Number 42-0617510
Plan Number 001

                       HON INDUSTRIES INC.
                 PROFIT-SHARING RETIREMENT PLAN


               FINANCIAL STATEMENTS AND SCHEDULES
                   December 31, 1999 and 1998



                        TABLE OF CONTENTS


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS:
  Exhibit I-- Statements of Net Assets Available for
              Benefits as of December 31, 1999 and 1998
  Exhibit II--Statement of Changes in Net Assets
              Available for Benefits for the Year Ended
              December 31, 1999

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

SCHEDULES:
  Schedule I-- Schedule of Assets Held for Investment
               Purposes as of December 31, 1999
  Schedule II--Schedule of Reportable Transactions for
               the Year Ended December 31, 1999

            REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Pension and Retirement Fund
Committee and Participants of
HON INDUSTRIES Inc. Profit-Sharing Retirement Plan:


We have audited the accompanying statements of net assets available for benefits of HON INDUSTRIES INC. PROFIT-SHARING RETIREMENT PLAN as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. In our report dated June 11, 1999, we expressed a disclaimer of opinion on the statement of net assets available for benefits as of December 31, 1998 (the 1998 financial statement), because the Plan administrator, as permitted by the Department of Labor's Rules and Regulations, instructed us not to audit the information certified by the trustee. We have performed sufficient audit procedures to render an opinion on the 1998 financial statement. Accordingly, our present opinion on the 1998 financial statement, as presented herein, is unqualified. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of HON INDUSTRIES Inc. Profit-Sharing
Retirement Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended
December 31, 1999, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Arthur Andersen LLP

Chicago, Illinois
June 23, 2000

                                                              Exhibit I


                       HON INDUSTRIES INC.
                 PROFIT-SHARING RETIREMENT PLAN


         STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                As of December 31, 1999 and 1998
  (Employer Identification Number 42-0617510, Plan Number 001)



                                        1999            1998
ASSETS:
  Cash                              $          -   $     23,804
  Investments                        490,321,998    467,138,379
  Receivables-
    Employer contribution             21,667,774     18,698,296
    Participant contributions          1,121,651      1,083,318
    Investment income                          -          2,288
      Total receivables               22,789,425     19,783,902

NET ASSETS AVAILABLE FOR BENEFITS   $513,111,423   $486,946,085


The accompanying notes are an integral part of these statements.

                                                         Exhibit II

                       HON INDUSTRIES INC.
                 PROFIT-SHARING RETIREMENT PLAN


    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
              For the Year Ended December 31, 1999
  (Employer Identification Number 42-0617510, Plan Number 001)



ADDITIONS:
  Additions to net assets attributed to-
    Investment income-
      Net realized and unrealized appreciation
        in fair value of investments                   $13,220,798
      Net investment income from group annuity
        contracts                                          817,384
      Interest                                           8,728,867
      Dividends                                         14,716,987
          Total investment income                       37,484,036

  Employer contributions                                21,666,762
  Participant contributions                             14,386,547
          Total additions                               73,537,345

DEDUCTIONS:
  Benefits paid to participants                         55,705,810
  Administrative expenses                                  116,575
          Total deductions                              55,822,385

TRANSFERS:
  Transfers from other plans                             8,450,378

NET INCREASE                                            26,165,338

NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                                    486,946,085

NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                                         $513,111,423



The accompanying notes are an integral part of this statement.

                       HON INDUSTRIES INC.
                 PROFIT-SHARING RETIREMENT PLAN


           NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
                   December 31, 1999 and 1998



1. PLAN DESCRIPTION

   The following description of the HON INDUSTRIES, Inc. Profit-Sharing Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

   General

   The Plan is a defined contribution plan covering substantially all regular, full-time nonbargaining employees who have one year of service and are age 18 or older, of HON INDUSTRIES Inc. and its wholly owned subsidiaries/divisions, BPI Inc., The Gunlocke Company, Allsteel Inc., Panel Concepts, Inc., Hearth Technologies, Inc., the HON Company, Murphy-Miller Co., Hiebert East, Inc., HON International Inc. and Holga Inc. (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

   During 1999, the Panel Concepts Retirement and Savings Plan and the Allsteel Savings and Retirement Plan merged into the Plan. Consequently, net assets totaling approximately $8,500,000 were transferred into the Plan with respect to participant amounts formerly maintained in these plans.

   Effective December 31, 1998, the HON Members Company
   Ownership Plan (the "ESOP") was merged into the Plan.
   Consequently, net assets totaling approximately $39,000,000 were transferred into the Plan with respect to participant amounts formerly maintained in the ESOP.

   Contributions

   The Plan generally provides for each employer to contribute an amount equal to 2.5% of a participant's compensation earned while an active participant during the first three quarters of the Plan year and the last quarter of the prior Plan year. Employers may make additional contributions to the Plan from their accumulated profits ("profit-sharing contributions"), at the discretion of the Board of Directors. In addition, as a result of the ESOP merger, employers will now contribute to this Plan a number of shares of Company stock, with a fair market value determined on the last day of the Plan year, equal to 2% of a participant's compensation earned, as described above. Participants may make voluntary pretax and after-tax contributions up to 12% of their compensation, subject to certain limitations.

   Participant Accounts

   Each participant's account is credited with the participant's contributions and the participant's respective share of employer contributions, Plan earnings and forfeitures of terminated participants.

   Vesting

   Except for a participant's interest in the portion of their account attributable to profit-sharing contributions, participants are generally immediately vested. The profit-sharing contributions portion of a participant's account is nonvested until five years of vesting service has been completed, at which time the account is 100% vested.

   Investment Options

   Participants may direct their account balances in any of eleven investment options.

   A participant's investment in the Company stock is limited to a maximum of 25% of participant contributions and certain employer contributions.

   Loans to Participants

   A participant may borrow up to the lesser of $50,000 or 50% of his or her vested account balance with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over periods ranging up to 60 months (fifteen(not
   15) years in the case of a loan used to acquire a principal residence). The interest rate is based on prevailing market conditions. Participants cannot borrow from their Company contribution account balance.

   Payment of Benefits

   On termination of service due to death, disability or retirement, a participant generally may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or in installment payments over a period of not less than fifteen years. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a rollover distribution.


2. SIGNIFICANT ACCOUNTING POLICIES

   Basis of Accounting

   The financial statements of the Plan are prepared under the accrual method of accounting.

   Use of Estimates

   The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

   Change in Reporting of Investments

   The Accounting Standards Executive Committee issued Statement of Position ("SOP") 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters," which eliminates the requirement for a defined contribution plan to disclose participant-directed investment programs. As such, the 1998 statement of net assets available for benefits has been reclassified to eliminate the participant-directed investment program disclosures.

   Investment Valuation

   Except for investment contracts (Note 5), all investments are carried at fair value. Fair value is the last reported sales price on the last business day of the month for securities traded on a national securities exchange. Fair value for shares of the mutual fund investments is the net asset value of those shares as computed by the respective funds.

   Administrative Expenses

   Certain administrative expenses are borne by the Plan, while others are borne by the Company.

   Payment of Benefits

   Benefits are recorded when paid.


3. INVESTMENTS

   The following presents investments that represent 5% or more of the Plan's net assets:

                                                   1999         1998
     HON INDUSTRIES Inc. common stock,
       1,669,761 and 1,793,314,
       respectively                            $31,141,044  $35,866,277

     HON INDUSTRIES Inc. common stock,
       1,962,546 and 1,629,093,
       respectively                             36,601,479*  38,995,599*

     Fidelity Puritan Fund, 3,507,334
       and 3,496,215 shares, respectively       66,744,568   70,169,033

     Fidelity Blue Chip Growth Fund,
       1,817,882 and 1,681,718 shares,
       respectively                            109,272,897   84,741,770

     Fidelity Interest Income Fund,
       147,130,270 and 136,060,495 shares,
       respectively                            147,130,270  136,060,495

     Fidelity Asset Manager: Growth,
       1,475,776 and 1,616,435 shares,
       respectively                             29,028,511   30,195,001

                    *Nonparticipant directed.

   During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $13,220,798 as follows:

                    Mutual funds    $18,219,247
                    Common stock     (4,998,449)
                                    $13,220,798


4. NONPARTICIPANT-DIRECTED INVESTMENTS

   Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                              1999           1998
     Net assets-
       Common stock                       $36,601,479    $38,995,599
       Cash                                         -         23,804
       Receivables-
         Employer contribution              5,314,201              -
         Income                                     -          2,288

                                          $41,915,680    $39,021,691

           Changes in net assets-
             Contributions                       $6,467,877
             Net depreciation                      (354,067)
             Benefits paid to participants       (3,205,815)
             Expenses                               (14,006)

                                                 $2,893,989


5. GROUP ANNUITY CONTRACTS FOR TERMINATED PARTICIPANTS

   Group annuity contracts have been purchased to fund deferred retirement benefits of terminated employees. The contracts are held by Principal Financial Group and Lincoln National Life Insurance Company. The Principal Financial Group Contract No. 53440 offers investments in a guaranteed fixed fund which guarantees all deposits against loss and guarantees an annual interest rate. During 1999, Principal Financial Group Contract No. 4-18129 and Lincoln National Life Insurance Company Contract No. 59040 were terminated and the assets were transferred to the Fidelity Interest Income Fund, which invests in investment contracts from insurance companies, banks or other financial institutions. The Principal Financial Group Contract No. 4-18129 included five separate investment funds: guaranteed fixed, stock account, money market, stock index and stock emphasis. The guaranteed fixed fund guaranteed all deposits against loss and guaranteed an annual interest rate. The stock account was a pooled investment account investing in U.S. securities, primarily common stocks. The money market fund consisted principally of government securities, commercial paper and bank certificates of deposit. The stock index fund was a "passively managed" account whose goal was to earn a rate of return that followed changes in the Standard & Poor's 500 Stock Index. The stock emphasis fund was a pooled investment account with a focus toward equity accounts. The Lincoln National Life Insurance Company Contract No. 59040 offered several separate investment funds with investments being made in the following funds: guaranteed fixed, money market and select equity. The guaranteed fixed fund guaranteed all deposits against loss of principal and guaranteed an annual interest rate. The money market fund consisted principally of securities which had maturities of one year or less. The select equity fund consisted principally of common stocks, bonds and short-term investments.

   The remaining contract is valued at contract value, which represents the principal balance of the investment contract, plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance company, because the contract is fully benefit responsive.


6. PLAN TERMINATION

   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.


7. TAX STATUS

   The Internal Revenue Services has determined and informed the Company by a letter dated June 20, 1996, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                                                     Schedule I

                    HON INDUSTRIES INC.
                 PROFIT-SHARING RETIREMENT PLAN


         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                     As of December 31, 1999
  (Employer Identification Number 42-0617510, Plan Number 001)



         Identity of Issuer/                            Current
      Description of Investment            Cost          Value

*HON INDUSTRIES INC. COMMON STOCK        $35,653,131  $67,742,523

 MUTUAL FUNDS:
  *Fidelity Puritan Fund                               66,744,568
  *Fidelity Investment Grade Bond Fund                 16,851,628
  *Fidelity Blue Chip Growth Fund                     109,272,897
  *Fidelity Asset Manager Fund                         15,229,492
  *Fidelity Asset Manager:  Growth                     29,028,511
  *Fidelity Asset Manager:  Income                      8,596,037
   Spartan U.S. Equity Index Fund                       6,524,871
   Janus Worldwide Fund                                11,767,899
   Baron Asset Fund                                     3,034,428

*FIDELITY INTEREST INCOME FUND                        147,130,270

 GROUP ANNUITY CONTRACT:
   Principal Financial Group-
     Contract No. GA 53440                              4,976,780

*LOANS TO PARTICIPANTS (interest rates
   range from 8.5% to 10.0%)                            3,422,094
         Total assets held for investment
           purposes                                  $490,321,998



                *Represents a party in interest.


The accompanying notes are an integral part of this schedule.

                                                        Schedule II

                       HON INDUSTRIES INC.
                 PROFIT-SHARING RETIREMENT PLAN


               SCHEDULE OF REPORTABLE TRANSACTIONS
              For the Year Ended December 31, 1999
  (Employer Identification Number 42-0617510, Plan Number 001)



                     Purchases                         Sales
                _________________________________________________________

                                                               Current
 Identity of                                                    Value
    Party                                                      of Asset
  Involved/     Number               Number            Cost       on
Decription of    of       Purchase     of      Selling  of   Transaction  Net
    Assets   Transactions  Price  Transactions  Price  Asset    Date     Gain
_____________________________________________________________________________
                                     None



The accompanying notes are an integral part of this schedule.

                           SIGNATURES

Pursuant to the requirements of the securities Exchange Act of 1934, the Committee and the Trustees have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

HON INDUSTRIES Inc. Profit-Sharing Retirement Plan


     By:   /s/ David C. Stuebe
           David C. Stuebe
           Vice President and CFO

     By:   /s/ Melvin L. McMains
           Melvin L. McMains
           Vice President and Controller


Date: June 23, 2000

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



As independent public accountants, we hereby consent to the incorporation of our report dated June 23, 2000, included in this Form 11-K, into HON INDUSTRIES Inc. Profit-Sharing Retirement
Plan's previously filed Form S-8 Registration Statement
No. 333-31366.



Arthur Andersen LLP

Chicago, Illinois
June 23, 2000